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12013926

*AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 29671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MONEY CONCEPTS CAPITAL CORP. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

11440 NORTH JOG ROAD

PALM BEACH GARDENS,	**FLORIDA**	**33418**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY RITTMAN, V.P. and CFO **(561) 472 - 2048**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *DENIS WALSH*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MONEY CONCEPTS CAPITAL CORP., as of DECEMBER 31, 2011,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

President
Title

X [signature]
Notary Public

IRENE JUDITH YANNETT
Notary Public - State of Florida
My Comm. Expires Mar 12, 2013
Commission # DD 856229
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONEY CONCEPTS CAPITAL CORP.

(A Wholly Owned Subsidiary of Money Concepts International, Inc.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of Money Concepts International, Inc.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$1,218,646	$1,025,993
Commissions receivable	1,410,364	1,372,009
Note receivable	109,997	137,497
Deposit with clearing broker/dealer	25,000	25,000
Prepaid expenses and other assets	58,175	39,096
Deferred tax asset, net	169,614	316,200
Total assets	$2,991,796	$2,915,795

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities:		
Commissions payable	$ 718,128	$ 612,031
Accounts payable and accrued expenses	534,846	910,331
Income tax payable to the Parent	44,288	14,916
Total liabilities	1,297,262	1,537,278
Commitments and Contingencies (Note 6 and 7)		
Stockholder's equity (Note 8)		
Common stock, no par value, stated value of $100 per share; 100 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	40,000	40,000
Retained earnings	1,644,534	1,328,517
Total stockholder's equity	1,694,534	1,378,517
Total liabilities and stockholder's equity	$2,991,796	$2,915,795

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

Money Concepts Capital Corp. (The "Company") is a registered broker/dealer and investment advisor and a member firm of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue and Expense Recognition***
Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 10, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Related Party Transactions

The Company paid approximately $329,910 and $324,811 for each of the years ended December 31, 2011 and 2010, respectively, for rental of the office and equipment, to the parent. These amounts are included in office expense in the statements of operations. The lease is month - to - month and may be canceled at any time.

The Company has a management agreement with the Parent for 2011, that requires the Company to pay the Parent 3% of total revenues of the Company, until such agreement is canceled by the Parent. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, and independent agent recruiting and training, among other items. During the years ended December 31, 2011 and 2010, the Company paid management fees based on revenue of $1,278,377 and $1,165,829, respectively, to the Parent. In addition, the Company has a management agreement with the Parent for management services. Amounts expensed under the agreement totaled $529,439 and $-0- for the years ended December 31, 2011 and 2010 respectively.

Note 4- Defined Contribution Plan

The Company makes contributions to a defined contribution plan, which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2011 and 2010, the Company contributed approximately $134,000 and $125,000, respectively, to the plan.

Note 5- Income Taxes

Income tax expense (benefit) attributable to income from operations consists of:

Years ended December 31, 2011:	Current	Deferred	Total
U.S. Federal	$ 37,815	$ 125,160	$ 162,975
State and local	6,473	21,426	27,899
	$ 44,288	$ 146,586	$ 190,874

Years ended December 31, 2010:	Current	Deferred	Total
U.S. Federal	$ 12,736	$ 27,643	$ 40,379
State and local	2,180	4,732	6,912
	$ 14,916	$ 32,375	$ 47,291

Note 5- Income Taxes (continued)

Income tax (benefit) differs from the amount computed by applying the statutory federal income tax rate of 34% to income tax before taxes as follows:

	2011	2010
Tax expense (benefit) at statutory federal income tax rate	$ 172,461	$ 42,730
State income taxes, net of federal benefit	18,413	4,561
	$ 190,874	$ 47,291

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2011 and 2010, were as follows:

Deferred tax asset:		
Deferred revenue	$ 152,679	$ 304,909
Accrued expenses	16,935	11,291
Deferred lease incentive	-	-
Total deferred tax asset	169,614	316,200
Less valuation allowance	-	-
Net deferred tax asset	$ 169,614	$ 316,200

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Note 6 - Commitments and Contingencies

Litigation
The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $1,274,236, which was $1,187,752 in excess of its required net capital of $86,484. The Company's net capital ratio was 101.81%.

A copy of the Firm's statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Officers and Directors of
Money Concepts Capital Corp.
11440 North Jog Road
Palm Beach Gardens, FL 33418

Gentlemen:

We have audited the accompanying statements of financial condition of Money Concepts Capital Corp. (A Wholly Owned Subsidiary of Money Concepts International, Inc.) as of December 31, 2011 and 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY & FL)

New York, NY
February 10, 2012